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                             December 22, 2020

       Bruce Goldsmith, Ph.D.
       President and Chief Executive Officer
       Passage Bio, Inc.
       Two Commerce Square
       2001 Market Street, 28th Floor
       Philadelphia, PA 19103

                                                        Re: Passage Bio, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
18, 2020
                                                            CIK No. 0001787297

       Dear Dr. Goldsmith:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Ryan Mitteness, Esq.